Exhibit 4.7

Dated this 4th day of February 2025

TENANCY AGREEMENT

in respect of

Factory Unit No.914 on 9th Floor of Tsuen Wan

Industrial Centre, Nos.220-248 Texaco Road,

Tsuen Wan, New Territories, Hong Kong

THIS TENANCY AGREEMENT	is made the 4th day of February
Two Thousand and Twenty-five

BETWEEN :-

(1)	YAU WAI YIU (Hong Kong Identity Card No.Z554098(5)), of Office 1401, Level 14, 197 St Georges Terrace, Perth, WA 6000, Australia (hereinafter called the “Landlord” which expression shall where the context so admits include his/her/its successors and assigns); and

(2)	GLOBAVEND (HK) LIMITED (Business Registration No.66344488), a company incorporated under the laws of Hong Kong whose registered office is situate at Room 914, 9/F., Tsuen Wan Industrial Centre, Nos.22-248 Texaco Road, Tsuen Wan, Hong Kong (hereinafter called the “Tenant” which expression shall where the context so admits include its successors and assigns).

(collectively, the “Parties” and each a “Party”).

WHEREAS the Landlord has permitted the Tenant to occupy the premises as more particularly described in Schedule 1 hereto (the “Premises”) for the period from the 1st day of July 2024 to the 30th day of September 2024 (the “Rent-Free Period”) free of rent for furnishing and decorating the Premises for the Tenant’s use and occupation on condition that the Tenant shall pay, and has paid, all charges, expenses, rates, management fees and other outgoings in respect of the Premises payable by the Tenant under this Tenancy Agreement during the Rent-Free Period.

IT IS HEREBY AGREED as follows :-

1.	The Landlord shall let and the Tenant shall take the Premises TOGETHER with fixtures fittings and appliances as set out in Schedule 2 (the “Fittings and Appliances”) hereto for the term set out in Part 1 of Schedule 3 hereto (the “Term”) together with the use in common with the Landlord and all other having the like right the following rights :-

(a)	The use of the common areas and facilities of the building to which the Premises forms part (the “Building”) in accordance with the Deed of Mutual Covenant to which its relates to the Property (the “Deed of Mutual Covenant” which expression shall include any subsequent variation or modification of it); and

(b)	the right of free and uninterrupted passage and running of water, gas, drainage, electricity and other services or supplies through such sewers, watercourses, conduits, drains, pipes, wires, cables, ducts and other service media in or upon the Building as are now or may after the date of this Agreement be in, on or under the Premises and serving or capable of serving the Building or any adjourning or neighbouring property or any part of them (whenever the same shall be operating and/or available for use (where applicable) and subject to the terms of this Agreement and to the Deed of Mutual Covenant) insofar as the same are necessary for the proper use and enjoyment of the Premises and except insofar as the Manager (as defined in the Deed of Mutual Covenant) may from time to time restrict such use.

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SUBJECT TO the Deed of Mutual Covenant and to all rights, easements, quasi-easements and other similar rights and privileges to which the Premises are subject.

2.	The Tenant to the intent that its positive obligations under this Lease shall continue throughout the Term hereby agrees and covenants with the Landlord as follows :-

(a)	To pay the rent set out in Part 2 of Schedule 3 hereto (the “Rent”) in arrear on the last day of each calendar month during the Term by direct debit into the Landlord’s bank account or such other payment method as may from time to time be directed by the Landlord; the first and the last of such payments will be apportioned according to the number of days in the relevant month included in the Term;

(b)	To punctually pay and discharge the management fees, water, gas, air-conditioning and other outgoings in relation to the occupation of the Premises;

(c)	To keep the Premises in good, clean, tenantable repair and condition (fair wear and tear excepted);

(d)	To use the Premises as industrial use only; and

(e)	At the expiration or sooner determination of the Term :-

(i)	to quietly yield up and deliver the Premises and the Fittings and Appliances to the Landlord in the condition originally handed over to the Tenant upon commencement of the Term and in a state consistent with the due performance of the Tenant’s obligations under this Agreement and in good, clean and tenantable repair and condition (fair wear and tear excepted); and

(ii)	to deliver to the Landlord all keys and/or access cards giving access to all parts of the Premises.

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3.	The Tenant to the intent that its negative obligations under this Agreement shall continue throughout the Term hereby agrees and covenants with the Landlord that it shall not :-

(a)	Use the Premises for any purposes other than the purpose specified in Clause 2(c);

(b)	Do any thing which may be or become a nuisance, annoyance, disturbance, inconvenience, danger or damage to the tenants or occupiers of other premises in the Building or in any adjoining or neighbouring building;

(c)	Do any thing which amounts to a breach of any of the terms and conditions of the Government Lease to which the Premises is subject to and/or the Deed of Mutual Covenant;

(d)	Keep or store on or in the Premises any arms, ammunition, gunpowder, saltpetre, petroleum, liquefied petroleum gas, kerosene or other explosive, combustible or hazardous goods;

(e)	Use the Premises for any illegal, immoral or improper purpose; and

(f)	Store or place any goods, machinery or other things on or in any part of the Premises which exceeds the maximum floor loading of the Premises.

4.	The Landlord agrees and covenants with the Tenant to the intent that the following obligations shall continue throughout the Term :-

(a)	To punctually pay and discharge the Government Rent, Government rates, property tax attributable to or payable in respect of the Premises and outgoings of an annual or recurring nature now or after the date of this Agreement to be assessed, imposed or charged by the Government or other lawful authority upon the Premises or upon the owner or occupier of the Premises;

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(b)	To carry out all external structural latent and capital repairs and decorations of the Premises including the main cables, sewers, drains, pipes and gutters serving the Premises;

(c)	To allow the Tenant (together with such other persons claiming title under it) to peaceably hold and enjoy the Premises during the Term without any interruption by the Landlord or any person lawfully claiming through, under or in trust for the Landlord; and

(d)	Not to sell and/or assign the Premises and/or the benefit of this Agreement to any third party without prior written consent of the Tenant.

5.	It is hereby expressly agrees that the Tenant may, in its absolute discretion during the Term without prior notice to the Landlord :-

(a)	Assign, transfer, sublet, share or part with possession of the Premises or any part of the Premises to or with any person irrespective of whether any rental or other consideration is given;

(b)	Make any alterations in or additions to the Premises or any part of the Premises (irrespective whether it is for minor cosmetic adjustment(s) or alteration(s) to the Premises or which is/are of a structural nature) or erect, install or alter any fixtures, partitioning or other erection or installation in the Premises or any part of the Premises PROVIDED ALWAYS that such alternation shall be carried out in accordance with the Deed of Mutual Covenants; or

(c)	Affix or display within or outside the Premises such signboard, sign, decoration or other device whether illuminated or not which may be visible from outside the Premises in accordance with the Deed of Mutual Covenants.

6.	It is further agreed that if the rent or additional rent hereby reserved or any part thereof shall be in arrears and unpaid for 15 days after the same shall have become due or if the Tenant shall at any time after service of a written notice from the Landlord notifying the Tenant that the Tenant has failed or neglected to perform or observe any of the conditions or agreements or provisions herein contained and on the part of the Tenant to be performed and observed fail to remedy the same then and in any such case it shall be lawful for the Landlord or any person or persons duly authorized in that behalf to re-enter upon the Premises or any part thereof in the name of the whole and thereupon this Agreement shall absolutely determine but without prejudice to the right of action of the Landlord in respect of any antecedent breach of any covenant on the part of the Tenant herein contained.

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7.	If :-

(a)	the Premises or the Building or any part of them shall at any time during the Term be completely inaccessible, destroyed or so damaged owing to fire, water, storm, wind, typhoon, defective construction, white ants, earthquake, subsidence of the ground or any calamity beyond the control of the Lessor and which is not attributable to the act, default, neglect or omission of the Tenant or any of its servants, agents, employees, contractors, licensees or invitees as to render the Premises or such part of them unfit for use in accordance with Clause 2(c); or

(b)	at any time during the Term the Premises or the Building is condemned as a dangerous structure, or a demolition order or closing order becomes operative in respect of the Premises or the Building so as to prevent the occupation of the Premises, the happening of which is not attributable to the act, default, neglect or omission of the Tenant or any of its agents, employees, contractors, licensees or invitees, then the Rent payable under this Agreement or a fair proportion of such Rent according to the nature and extent of the damage sustained or order made shall after the expiration of the then current month be suspended until the Premises or the Building or such part of them are again rendered accessible or fit for use in accordance with Clause 2(c) or the said condemnation or order lifted, as the case may be. The Landlord shall be under no obligation to render the Premises or the Building or such part of them accessible or fit for use in accordance with Clause 2(c) or to procure the lifting of the said condemnation or order. If the Premises or the Building have not been rendered accessible or fit for use in accordance with Clause 2(c) or the said condemnation or order has not been lifted in the meantime, then either the Landlord or the Tenant may at any time at least three months after such inaccessibility, damage, destruction, condemnation or order give to the other of them written notice to terminate this Agreement.

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8.	If this Agreement is terminated in accordance with Clause 7, the tenancy and everything contained in this Agreement will terminate as from the date of the occurrence of such destruction, damage, condemnation or order or of the Premises becoming inaccessible. Such termination is without prejudice to the rights and remedies of either Party against the other in respect of any antecedent claim or breach of the agreements stipulations, terms, and conditions contained in this Agreement or of the Landlord in respect of the Rent payable in accordance with the terms of this Lease before the coming into effect of the suspension.

9.	The Landlord acknowledges that no deposit and/or security money to secure the due observance and performance by the Tenant of its obligations under this Agreement is required.

10.	The Tenant acknowledges that no fine, premium, key money or other consideration other than considerations expressly provided for in this Agreement has been paid by the Tenant to the Landlord or its agents for the grant of this tenancy.

11.	All personal data within the meaning of section 2 Personal Data (Privacy) Ordinance (Cap.486) relating to the Landlord contained in this Agreement and/or collected in the course of preparing and completing this Agreement can be used and/or disclosed to any third party by the Tenant for all lawful purposes and operations of the Tenant as the Tenant may deem fit.

12.	The Landlord shall pay the Tenant’s legal costs and other expenses incurred in the negotiation, preparation and completion of this Agreement as well as the stamp duty and registration fees (if any) payable on this Agreement.

13.	Every notice under this Agreement must be in writing and may, without prejudice to any other form of delivery, be delivered personally or sent by post to the address given in this Agreement or at such other address as the recipient may have notified to the other Party in writing.

14.	If the Landlord comprises of two or more persons, the expression “Landlord” includes all or either of those persons, and obligations expressed or implied to be made by or with any of them will be deemed to be made by or with those persons jointly and severally.

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15.	This Agreement sets out the full agreement between the parties as to its subject matter.

16.	Each of the Parties acknowledges and agrees that in entering into this Agreement, it does not rely on, and will have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) unless expressly set out in this Agreement as a warranty. The only remedy available to it for breach of such warranties shall be for breach of contract under the terms of this Agreement. Nothing in this Clause will, however, operate to limit or exclude any liability for fraud.

17.	The Parties do not intend any term of this Agreement to be enforceable by any person who is not a party to this Agreement pursuant to the Contracts (Rights of Third Parties) Ordinance (Cap.623) (the “CRTPO”) and agree that this Agreement shall be excluded from the application of the CRTPO.

18.	This Agreement is governed by and will be construed in accordance with Hong Kong law. The parties submit to the non-exclusive jurisdiction of Hong Kong courts and each party waives any objection to proceedings in Hong Kong on the grounds of venue or inconvenient forum.

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SCHEDULE 1

(the “Premises”)

Factory Unit No.914 on 9th Floor of Tsuen Wan Industrial Centre, Nos.220-248

Texaco Road, Tsuen Wan, New Territories, Hong Kong

SCHEDULE 2

(the “Fittings and Appliances”)

Not applicable

SCHEDULE 3

Part I – the “Term”

For the term of ONE (1) YEAR commencing from 1 October 2024 and expiring on 30 September 2025 (both days inclusive)

Part 2 – the “Rent”

HK$27,000 per month (inclusive of Government Rent, Government rates but exclusive of management fees)

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IN WITNESS whereof the Landlord and the Tenant have caused this Agreement to be duly executed as a deed the day and year first above written.

The Landlord

SIGNED by the Landlord	)
) /s/ Wai Yiu Yau
in the presence of :-)

The Tenant

SIGNED by	)
Yau Wai Yiu	) /s/ Wai Yiu Yau
director(s)/person(s) duly authorised by	)
the Board of Directors of the Tenant for	)
and on its behalf in the presence of :-)

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